Exhibit (a)(1)(k)
3G Capital Announces Successful Completion of Tender Offer for Burger King Holdings Inc. with over 93% of Shares Tendered
NEW YORK—3G Capital announced today that Blue Acquisition Sub, Inc., an entity controlled by 3G Special Situations Fund II, L.P., has accepted for payment all shares of common stock of Burger King Holdings, Inc. (NYSE: BKC) (the “Company”) that were validly tendered into its tender offer to acquire all outstanding shares of common stock of the Company at a purchase price of $24.00 per share, net to the seller in cash without interest, as of the expiration of the tender offer. The tender offer expired at midnight, New York City time, on Thursday, October 14, 2010.
The depositary for the tender offer advised that, as of the expiration time, 128,192,385 shares of common stock of the Company had been validly tendered and not withdrawn in the tender offer, including 7,047,235 shares that had been tendered pursuant to notices of guaranteed delivery, which shares in the aggregate represent approximately 93.8% of the outstanding shares of the Company. All of such shares have been accepted for payment in accordance with the terms of the tender offer, including the shares that were tendered pursuant notices of guaranteed delivery.
On September 2, 2010, the Company and 3G Capital announced that the Company and certain entities controlled by 3G Special Situations Fund II, L.P. had signed a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, Blue Acquisition Sub, Inc. intends to effect a “short-form” merger under applicable Delaware law following payment for the tendered shares, which is expected to be completed promptly, and satisfaction of certain other conditions. In the merger, Blue Acquisition Sub, Inc. will be merged with and into the Company, and the Company will be the surviving corporation and a wholly-owned subsidiary of Blue Acquisition Holding Corporation, an entity controlled by 3G Special Situations Fund II, L.P. Upon completion of the merger, all outstanding shares of common stock of the Company, other than shares held by Blue Acquisition Holding Corporation, Blue Acquisition Sub, Inc. or the Company or shares held by the Company’s stockholders who have and validly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $24.00 offer price per share. If necessary in order to accomplish the merger as a “short form” merger, Blue Acquisition Sub, Inc. intends to purchase additional shares of common stock of the Company directly from the Company at the same price paid in the tender offer pursuant to its “top-up” right provided for in the merger agreement, which purchase will close prior to the completion of the merger.
3G Capital expects to complete the acquisition of Burger King Holdings, Inc. promptly, on which date the common stock of the Company will cease to be traded on the New York Stock Exchange.
Contacts
3G Capital
Steve Lipin, Brunswick Group LLC
(212) 333-3810
About Burger King Holdings, Inc.

The BURGER KING® system operates more than 12,150 restaurants in all 50 states and in 76 countries and U.S. territories worldwide. Approximately 90 percent of BURGER KING® restaurants are owned and operated by independent franchisees, many of them family-owned operations that have been in business for decades. In 2010, Fortune magazine ranked Burger King Corp. (“BKC”) among America’s 1,000 largest corporations and Standard & Poor’s included shares of Burger King Holdings, Inc. in the S&P MidCap 400 index. BKC was recently recognized by Interbrand on its top 100 “Best Global Brands” list and Ad Week has named it one of the top three industry-changing advertisers within the last three decades. To learn more about Burger King Corp., please visit the Company’s website at http://www.bk.com.
About 3G Capital
3G Capital is a multi-billion dollar, global investment firm focused on long-term value creation, with a particular emphasis on maximizing the potential of brands and businesses. The firm and its partners have a strong history of generating value through operational excellence, board involvement, deep sector expertise and an extensive global network. 3G Capital works in close partnership with management teams at its portfolio companies and places a strong emphasis on recruiting, developing and retaining top-tier talent. Affiliates of the firm and its partners have controlling or partial ownership stakes in global companies such as Anheuser-Busch InBev, Lojas Americanas, the largest non-food and online retailer in Latin America, and America Latina Logistica (ALL), the largest railroad and logistics company in Latin America. 3G Capital’s main office is in New York City. For more information on 3G Capital and the transaction, please go to http://www.3g-capital.com.
Forward Looking Statements
This press release may contain “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties and are not guarantees of future performance. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements include, without limitation, statements regarding the consummation of the tender offer and merger and the intent of any parties about future actions. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties, including the possibility that various closing conditions for the transaction may not be satisfied or waived and risks and uncertainties relating to these matters that are discussed in documents filed with the SEC by the Company as well as the tender offer documents filed by an affiliate of 3G Capital and the solicitation/recommendation statement filed by the Company. Investors and security holders may obtain free copies of the documents filed with the SEC by the Company by contacting the Company’s Investor Relations at 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or investor@whopper.com. Neither 3G Capital nor the Company undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.